SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                        CERTIFICATE
PSI Energy, Inc.                        OF
File No. 70-8727                        COMPLETION OF TRANSACTIONS
                                        PURSUANT TO RULE 24

(Public Utility Holding Company Act of 1935)

     With reference to Post-Effective Amendments Nos. 1 and 2 to the Application on Form U-1 in the above docket (collectively, the "Application") filed by PSI Energy, Inc. ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and the Commission's order with respect thereto dated December 30, 1996 (Rel. No. 35-26637) (the "1996 Order"), PSI hereby notifies the Commission that the transactions proposed in the Application have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application and the 1996 Order.

     The following exhibit is filed herewith:

          F-2  "Past-tense" opinion of counsel

                          S I G N A T U R E

     Pursuant to the requirements of the Act, PSI has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     January 8, 1998

                             PSI Energy, Inc.

                             By:   /s/William L. Sheafer
                                  Treasurer